Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

Press Release

Stock Split

(Rio de Janeiro, March 3, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian energy company with international operations, announces to its shareholders and investors in general that its Board of Directors, in a meeting held on this date, approved the sending of the Stock Split Proposal of shares issued by Petrobras, to be resolved by the Extraordinary General Meeting (EGM), to be held on March 24, 2008. The effective date for the split that will be addressed in the referred EGM will be soon informed to the market.

Should said proposal be approved by the EGM, each current share – both common and preferred – shall be represented by two shares after the stock split. As a result, PETROBRAS’s capital stock will comprise eight billion, seven hundred seventy four million, seventy six thousand, seven hundred forty (8,774,076,740) non-par value shares, of which five billion, seventy three million, three hundred forty seven thousand, three hundred forty four (5,073,347,344) are common and three billion, seven hundred million, seven hundred twenty nine thousand, three hundred ninety six (3,700,729,396) are preferred shares. Therefore, the shareholders will receive one (1) new share for each share held of the same class.

For the investors holding American Depository Receipts (ADRs) after the approval of the stock split the exchange ratio of two shares for each ADR of Petrobras traded on the New York Stock Exchange (NYSE) will be maintained.

No change in the value of the capital stock is being proposed with this operation.

The purpose of the stock split is to facilitate the purchase of Petrobras’s shares by small investors and, as a result, increase the shareholders’ basis. This also shows the trust of the Company in its future results.

     Almir Guilherme Barbassa
CFO and Investor Relations Director

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS Investor Relations Department I
E-mail: petroinvest@petrobras.com.br /acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.